UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Amendment No. )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

CONDUIT PHARMACEUTICALS INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

20678X106

(CUSIP Number)

St George Street Capital

Bates Wells Braithwaite

10 Queen Street Place

London, United Kingdom EC4R 1BE

Attn: David Tapolczay, Trustee

+44 (0) 7768 335460

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☒ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20678X106

1	NAME OF REPORTING PERSON St George Street Capital
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	4,749,816 (1)
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	4,749,816 (1)
	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,749,816 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%
12	TYPE OF REPORTING PERSON OO (Charitable foundation)

(1)	Reflects shares of the common stock, $0.0001 par value per share, of Conduit Pharmaceuticals Inc. (formerly known as Murphy Canyon Acquisition Corp., the “Issuer”) received by St George Street Capital as consideration for the ordinary shares of Conduit Pharmaceuticals Limited that were previously held by St George Street Capital pursuant to the terms of the Agreement and Plan of Merger, dated as of November 8, 2022 and as amended on January 27, 2023 and May 11, 2023, by and among the Issuer, Conduit Pharmaceuticals Limited and Conduit Merger Sub, Inc.

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Conduit Pharmaceuticals Inc. (formerly known as Murphy Canyon Acquisition Corp.) (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices (as reported by the Issuer):

4995 Murphy Canyon Road, Suite 300 San Diego, California

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by St George Street Capital. The foregoing entity is sometimes referred to herein as the “Reporting Person.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of the Reporting Person is Bates Wells Braithwaite, 10 Queen Street Place, London, United Kingdom EC4R 1BE.

Item 2(c).	Citizenship:

The Reporting Person is charitable foundation organized under the laws of England and Wales

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

20678X106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________

Not applicable

Item 4.	Ownership:

(a)	Amount beneficially owned: 4,749,816

(b)	Percent of class: 6.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,749,816

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 4,749,816

(iv)

Shared power to dispose or to direct the disposition of: 0

The Issuer’s Chief Executive Officer, David Tapolczay, is also a trustee of the Reporting Person. However, Mr. Tapolczay does not have or control the voting or dispositive power of the shares of Common Stock referred to herein as being held by the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications:

By signing below each of the Reporting Persons certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 29, 2023

ST GEORGE STREET CAPITAL

By:	/s/ David Tapolczay
Name:	David Tapolczay
Title:	Trustee